UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

November 15, 2018

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In the Matter of

Tops Markets, LLC and
  certain co-applicants
1760 Wehrle Drive
Williamsville, NY 14221

ORDER DECLARING THE APPLICATION FOR QUALIFICATION OF THE TRUST INDENTURE EFFECTIVE PURSUANT TO SECTION 307(c) OF THE TRUST INDENTURE ACT OF 1939, AS AMENDED

File Nos. 022-29065 and 022-29065-01, -04, -05, -06 and -08

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Tops Markets, LLC and certain co-applicants filed with the Commission an application on Form T-3 and a Form T-1 for the qualification of the indenture identified in those documents, pursuant to Section 307(a) of the Trust Indenture Act of 1939, and the rules thereunder, and have requested acceleration of the effective date of the qualification of the indenture, pursuant to Section 307(c) of the Act.

It is ORDERED that the application shall become effective and the indenture qualified at 5:00 p.m. on November 15, 2018.

Attention is directed to the provisions of Section 324 of the Trust Indenture Act of 1939, as amended, which make unlawful certain representations with respect to the effect of qualification under the Act.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Brent J. Fields
Secretary